Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2015 Results

BAODING, China, December 2, 2015-- Yingli Green Energy Holding Company Limited (“Yingli Green Energy” or the “Company”) (NYSE:YGE), one of the world’s leading photovoltaic (PV) module manufacturers, known as “Yingli Solar” or “Yingli”, today announced its unaudited consolidated financial results for the quarter ended September 30, 2015.

Third Quarter 2015 Consolidated Financial and Operating Summary

●	Total net revenues were RMB2,233.9 million (US$351.5 million).

●	Total photovoltaic (“PV”) module shipments (including shipments to the Company’s own downstream PV projects1) were 460.4MW.

●	Gross profit was RMB357.2 million (US$56.2 million), representing a gross margin of 16.0%. Excluding the impact of the long-lived assets impairment, which reduced the Company’s depreciation for fixed assets, the gross margin would be 8.6%.

●	Operating loss was RMB2,863.0 million (US$450.5 million) including a non-cash impairment charge on long-lived assets of RMB3,804.1 million (US$598.5 million).

●	On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB2,592.1 million (negative US$407.8 million).

●	Net loss[2] was RMB3,200.2 million (US$503.5 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB17.61 (US$2.77). On an adjusted non-GAAP[3] basis, net loss was RMB423.7 million (US$66.7 million) and loss per ordinary share and per ADS was RMB2.33 (US$0.37).

“Through our intense and concerted efforts, we managed to improve the overall utilization rate of production facilities (including production as original equipment manufacturer, or OEM) to approximately 70% in the third quarter of 2015 and increased our gross margin significantly despite of the cash shortage.” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“During the third quarter of 2015, the Company has deployed more flexible strategies by prioritizing full-payment orders or orders with competitive profit margins, aiming to accelerate working capital turnover. As of the end of third quarter, Yingli had signed a total of approximately 350MW of supply agreements with full cash prepayment in China. In Japan, through close communications with long term partners, the Company recorded the seventh straight quarter of delivering over 120MW with accumulative shipments exceeding 1.5GW in Japan. In the U.S., the Company is well positioned given competitive trading tariff rates applicable to its products and high brand recognition. Our sales in the distributed generation sector continued with a satisfying momentum while several megawatts utility sector deals began deliveries in the quarter.”

1	Revenues were not recognized for internal shipments as required by U.S. GAAP.

2	For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

3	All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets, disposal gain from long- lived assets and land use rights held by Fine Silicon Co. Ltd., a wholly owned subsidiary of the Company and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“As one of the world’s leading PV companies, Yingli is committed to all possible efforts to improve its operating fundamentals and has obtained recognition and dedicated support from all relevant parties including the government authorities and commercial banks. Through various measures including disposal of PV project assets, the potential introduction of strategic investors and potential new cooperation models with our business partners, we will continue to enhance our cash position in order to gradually improve our financial position in the future,” Mr. Miao concluded.

Third Quarter 2015 Financial Results

Total Net Revenues

Total net revenues were RMB2,233.9 million (US$351.5 million) in the third quarter of 2015, compared to RMB2,716.1 million in the second quarter of 2015 and RMB3,385.2 million in the third quarter of 2014. Total PV module shipments were 460.4MW in the third quarter of 2015, compared to 727.9MW in the second quarter of 2015 and 903.4MW in the third quarter of 2014.

The decrease in total net revenues in the third quarter of 2015 compared to the second quarter of 2015 was mainly due to decreased PV module shipments, which was primarily due to the Company’s lower utilization of its production capacity for its in-house PV modules.

Gross Profit and Gross Margin

Gross profit was RMB357.2 million (US$56.2 million) in the third quarter of 2015, compared to RMB171.0 million in the second quarter of 2015 and RMB706.1 million in the third quarter of 2014.

Gross margin was 16.0% in the third quarter of 2015, compared to 6.3% in the second quarter of 2015 and 20.9% in the third quarter of 2014. The increase in gross profit and gross margin from the second quarter of 2015 to the third quarter of 2015 was mainly due to a decrease in depreciation cost as a result of the recognition of long-lived assets impairment in the quarter and a slight increase in the average selling price of PV modules. Excluding the impact of the long-lived assets impairment, which reduced the Company’s depreciation for fixed assets, the gross margin would be 8.6%.

Gross margin on sales of PV modules was 19.0% in the third quarter of 2015, compared to 7.9% in the second quarter of 2015 and 20.6% in the third quarter of 2014. Excluding the impact of decrease in depreciation cost as a result of the recognition of the long-lived assets impairment, the gross margin on sales of PV modules would be 9.0% in the third quarter of 2015. Management finalized its analysis on accounting application of the impact of the long-lived assets impairment to the third quarter of 2015 after the Company announced its preliminary financial results for the quarter on November 25, 2015.

Operating Expenses

Operating expenses increased to RMB3,220.2 million (US$506.7 million) in the third quarter of 2015 from RMB349.9 million in the second quarter of 2015, and compared to RMB506.4 million in the third quarter of 2014. The increase in operating expenses from the second quarter of 2015 to the third quarter of 2015 was mainly due to the recognition of a non-cash impairment charge on long-lived assets totaling RMB3,804.1 million (US$598.5 million), which was partially offset by a gain from disposal of the land use rights held by Fine Silicon. Excluding the impact of the impairment charge on long-lived assets and disposal gain, the operating expenses would be RMB425.0 million (US$66.9 million) in the third quarter of 2015 compared to RMB488.4 million in the second quarter of 2015.

Operating expenses as a percentage of total net revenues were 144.2% in the third quarter of 2015, increased from 12.9% in the second quarter of 2015 and 15.0% in the third quarter of 2014.

Operating Loss (Gain) and Margin

Operating loss was RMB2,863.0 million (US$450.5 million) in the third quarter of 2015, compared to operating loss of RMB178.9 million in the second quarter of 2015 and operating gain of RMB199.7 million in the third quarter of 2014.

Operating margin was negative 128.2% in the third quarter of 2015, compared to negative 6.6% in the second quarter of 2015 and 5.9% in the third quarter of 2014.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB2,592.1 million (US$407.8 million) in the third quarter of 2015, compared to RMB198.2 million in the second quarter of 2015 and RMB486.9 million in the third quarter of 2014. Excluding the impact of the long-lived assets impairment and disposal gain, the adjusted EBITDA would be RMB183.2million (US$28.8 million) in the third quarter of 2015.

Interest Expense

Interest expense was RMB252.1 million (US$39.7 million) in the third quarter of 2015, compared to RMB242.1 million in the second quarter of 2015 and RMB263.1million in the third quarter of 2014. The weighted average interest rate was 6.42% in the third quarter of 2015, compared to 6.75% in the second quarter of 2015 and 6.31% in the third quarter of 2014.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB37.7 million (US$5.9 million) in the third quarter of 2015, compared to foreign currency exchange loss of RMB10.3 million in the second quarter of 2015 and foreign currency exchange loss of RMB112.0 million in the third quarter of 2014. The foreign currency exchange gain recognized in the third quarter of 2015 was mainly due to the depreciation of Renminbi against US dollars and Euros in the quarter.

Income Tax Expense

Income tax expense was RMB365.4 million (US$57.5 million) in the third quarter of 2015, compared to income tax expense of RMB232.6 million in the second quarter of 2015 and income tax expense of RMB19.0 million in the third quarter of 2014. Income tax expense in the third quarter of 2015 was higher than that of the second quarter of 2015, which was mainly because recovery and additional valuation allowance of deferred income tax assets of Fine Silicon were recorded in the third quarter of 2015.

Net Loss

Net loss was RMB3,200.2 million (US$503.5 million) in the third quarter of 2015, compared to RMB598.7 million in the second quarter of 2015 and RMB122.8 million in the third quarter of 2014. Loss per ordinary share and per ADS was RMB17.61 (US$2.77), compared to RMB3.29 in the second quarter of 2015 and RMB0.62 in the third quarter of 2014

On an adjusted non-GAAP basis, net loss was RMB423.7 million (US$66.7 million) in the third quarter of 2015, compared to RMB597.5 million in the second quarter of 2015 and RMB112.0 million in the third quarter of 2014. Adjusted non-GAAP loss per ordinary share and per ADS was RMB2.33 (US$0.37) in the third quarter of 2015, compared to RMB3.29 in the second quarter of 2015 and RMB0.62 in the third quarter of 2014.

Balance Sheet Analysis

As of September 30, 2015, the Company had RMB735.0 million (US$115.6 million) in cash and cash equivalents, compared to RMB575.0 million as of June 30, 2015.

As of September 30, 2015, the Company had RMB870.2 million (US$136.9 million) in restricted cash, compared to RMB1,201.8 million as of June 30, 2015.

As of September 30, 2015, the Company’s accounts receivable had increased to RMB4,356.4 million (US$685.4 million) from RMB3,854.4 million as of June 30, 2015. Days sales outstanding were 179 days in the third quarter of 2015, compared to 128 days in the second quarter of 2015.

As of September 30, 2015, the Company’s accounts payable had decreased to RMB4,802.8 million (US$755.7 million) from RMB5,432.2 million as of June 30, 2015. Days payable outstanding were 236 days in the third quarter of 2015, increased from 192 days in the second quarter of 2015.

As of September 30, 2015, the Company’s inventory had decreased to RMB1,285.6 million (US$202.3 million) from RMB1,522.4 million as of June 30, 2015. Inventory turnover days were 63 days in the third quarter of 2015, increased from 54 days in the second quarter of 2015.

As of the date of this press release, the Company had approximately RMB6,758 million in unutilized short-term lines of credit and approximately RMB1,269 million in committed long-term facilities. The Company repaid approximately 70% of the RMB1.0 billion five-year unsecured medium-term notes due in October 2015 and is exploring various measures for repayment of the remaining portion of the notes before October 2016. The Company is also working on a number of financing options to continue to manage the Company's liquidity and to enhance its financial flexibility.

Downstream Development in 2015

China

Due to China’s nationwide delay in subsidy allocation, long-term operation of large ground-mounted PV stations would require significant capital, and in consideration of the Company’s cash flow challenges, the Company decided to suspend the downstream development business in China since September 2015 until its recovery to a healthy financial position and continued to accelerate the disposition of downstream assets held by the Company in order to collect funds related to downstream business. As of the date of this press release, the Company has sold a total of approximately 115MW of PV projects and is negotiating with certain leading corporations in China for the sale of a total of approximately 200MW of PV projects.

Overseas

With focus on selling rather than holding to efficiently recycle cash back into the project development portfolio, the Company has developed a downstream project development business with a portfolio footprint in Europe, Africa and other markets outside of China.

In the third quarter, the Company expanded its Polish project portfolio by 30 MW to a total capacity of 60 MW, which will be developed for inclusion in the Polish auction system in 2016 through 2017. In Turkey, the Company entered into a new partnership to jointly develop a pipeline of 20 MW of utility scale projects. Therefore, as of the date of this press release the downstream project portfolio outside of China has reached a total capacity of over 200 MW.

Business Outlook for Fourth Quarter and Fiscal Year 2015

Fourth Quarter of 2015

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 420MW to 440MW for the quarter ending December 31, 2015.

Fiscal Year 2015

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its total PV module shipments to be 2.35GW to 2.40GW for the fiscal year ending December 31, 2015.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets, disposal gain from long lived assets and land related to Fine Silicon and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.3556 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2015. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss these results at 8:00 AM Eastern Standard Time (EST) on December 2, 2015, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 83679371

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until December 10, 2015 by dialing:

U.S. Toll Free Number: +1-855-452-5696
International Dial-in Number: +1-646-254-3697
Passcode: 83679371

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar” or “Yingli”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	June 30 ,2015	September 30,2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,776,784	1,605,138	252,555
Accounts receivable, net	3,854,423	4,356,395	685,442
Inventories	1,522,440	1,285,580	202,275
Prepayments to suppliers	877,746	670,310	105,468
Prepaid expenses and other current assets	2,289,622	3,171,953	499,079
Total current assets	10,321,015	11,089,376	1,744,819

Long-term prepayments to suppliers	614,390	727,818	114,516
Property, plant and equipment, net	11,055,028	6,904,448	1,086,356
Project assets	2,258,298	906,693	142,661
Land use rights	416,369	414,050	65,147
Intangible assets	58,485	58,422	9,192
Investment in and advances to affiliates	443,359	464,260	73,047
Other assets	250,019	207,536	32,656
Total assets	25,416,963	20,772,603	3,268,394

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of medium notes and long-term debt	10,078,470	9,761,390	1,535,872
Accounts payable	5,432,205	4,802,776	755,676
Other current liabilities and accrued expenses	3,737,622	3,837,923	603,865
Total current liabilities	19,248,297	18,402,089	2,895,413

Long-term debt, excluding current portion	2,063,767	2,044,040	321,612
Medium-term notes	300,000	300,000	47,202
Accrued warranty cost, excluding current portion	752,696	756,610	119,046
Other liabilities	2,745,482	2,440,459	383,987
Total liabilities	25,110,242	23,943,198	3,767,260

Shareholders’ equity:
Ordinary shares	13,791	13,791	2,170
Additional paid-in capital	7,246,252	7,247,529	1,140,337
Treasury stock	(127,331)	(127,331)	(20,034)
Accumulated other comprehensive income	328,609	238,261	37,488
Accumulated deficit	(8,613,700)	(11,813,931)	(1,858,822)
Total deficit attributable to Yingli Green Energy	(1,152,379)	(4,441,681)	(698,861)
Non controlling interests	1,459,100	1,271,086	199,995
Total shareholders’ equity	306,721	(3,170,595)	(498,866)
Total liabilities and shareholders’ equity	25,416,963	20,772,603	3,268,394

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,180,848	2,403,693	1,651,417	259,837
Sales of PV systems	25,987	86,869	59,643	9,384
Other revenues	178,371	225,539	522,825	82,262
Total net revenues	3,385,206	2,716,101	2,233,885	351,483
Cost of revenues:
Cost of PV modules sales	(2,526,021)	(2,213,431)	(1,337,845)	(210,499)
Cost of PV systems sales	(21,628)	(76,888)	(58,304)	(9,174)
Cost of other revenues	(131,457)	(254,775)	(480,534)	(75,608)
Total cost of revenues	(2,679,106)	(2,545,094)	(1,876,683)	(295,281)
Gross profit (loss)	706,100	171,007	357,202	56,202
Selling expenses	(281,893)	(257,077)	(154,059)	(24,240)
General and administrative expenses	(119,694)	(140,100)	(203,438)	(32,009)
Research and development expenses	(104,803)	(90,585)	(87,490)	(13,766)
Impairment of long-lived assets	-	-	(3,804,116)	(598,546)
Disposal gain from long lived assets and land use right in relation to Fine Silicon	-	138,441	1,028,876	161,885
Total operating expenses	(506,390)	(349,321)	(3,220,227)	(506,676)
Income (Loss) from operations	199,710	(178,314)	(2,863,025)	(450,474)
Other income (expense):
Equity in loss of an affiliate	29,562	5,447	620	98
Interest expense	(263,082)	(242,145)	(252,091)	(39,664)
Interest income	8,786	7,396	4,256	670
Foreign currency exchange gains (losses)	(111,983)	(10,281)	37,677	5,928
Other income	17,890	24,774	43,213	6,799
Loss before income taxes	(119,117)	(393,124)	(3,029,348)	(476,643)
Income tax (expense) benefit	(18,968)	(232,593)	(365,382)	(57,490)
Net loss	(138,084)	(625,717)	(3,394,730)	(534,133)
Less: Loss attributable to the non controlling interests	15,239	27,591	194,499	30,603
Net loss attributable to Yingli Green Energy	(122,846)	(598,126)	(3,200,231)	(503,530)
Weighted average shares and ADSs outstanding
Basic and diluted	181,763,770	181,763,770	181,763,770	181,763,770
Loss per share and per ADS
Basic and diluted	(0.68)	(3.29)	(17.61)	(2.77)
Net loss	(138,085)	(625,717)	(3,394,730)	(534,132)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	17,174	4,879	(83,863)	(13,195)
Cash flow hedging derivatives, net of nil tax	7,423	-	-	-
Comprehensive loss	(113,488)	(620,838)	(3,478,593)	(547,327)
Less: Comprehensive loss attributable to the non controlling interest	15,247	27,989	188,014	29,582
Comprehensive loss attributable to Yingli Green Energy	(98,241)	(592,849)	(3,290,579)	(517,641)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(112,001)	(735,297)	(423,714)	(66,668)
Share-based compensation	(10,845)	(1,270)	(1,277)	(201)
Impairment of long-lived assets	-	-	(3,804,116)	(598,546)
Disposal gain from long lived assets and land use right in relation to Fine Silicon		138,441	1,028,876	161,885
Net loss attributable to Yingli Green Energy	(122,846)	(598,126)	(3,200,231)	(503,530)
Non-GAAP diluted loss per share and per ADS	(0.62)	(4.04)	(2.33)	(0.37)
Diluted loss per share and per ADS	(0.68)	(3.29)	(17.61)	(2.77)

Reconciliation of EBITDA and adjusted EBITDA measures to income before income tax & minority interest measures

	Three months ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
Loss before income taxes and non-controlling interest	(119,117)	(393,124)	(3,029,384)	(476,642)
Interest expense	263,082	242,145	252,091	39,664
Interest income	(8,786)	(7,396)	(4,256)	(670)
Depreciation	346,333	353,141	185,397	29,171
Amortization for land use rights and intangible assets	5,432	4,062	4,038	635
EBITDA	486,943	198,828	(2,592,078)	(407,842)
Impairment of long lived assets	-	-	3,804,116	598,546
Disposal gain from long lived assets and land use right in relation to Fine Silicon	-	(138,441)	(1,028,876)	(161,885)
Adjusted EBITDA	486,943	60,387	183,162	28,819